SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

21 April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 ON THE AGENDA:
(PROPOSAL I)

(To resolve on a possible reduction in share capital, namely a reduction in the amount of up to 33,865,695 Euros, for the purpose of releasing excess capital in connection with the continuation of the share buyback programme, by means of cancellation of up to 33,865,695 own shares to be acquired as a result of the implementation of the resolution, as well as on related reserves, reflecting the reduction in outstanding convertible bonds issued by the Company, and on the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association )

Whereas:

A) During the 2004 financial year, the Board of Directors announced its purpose of developing a significant share buyback programme;

B) At the 2004 General Meeting of shareholders, it was accordingly resolved to reduce the share capital by means of the cancellation of own shares to be acquired up to an equivalent to 10% of the then outstanding share capital;

C) After such General Meeting of Shareholders was held, the management body announced, on the 14 September 2004, its proposal to develop an additional share buyback programme in the amount of 3% of the share capital after cancellation of all own shares acquired under the previous programme;

D) In December 2004, in view of the market conditions and in implementation of a previously approved resolution, the Company had acquired a total of 87,799,950 ordinary shares, equivalent to 7% of the share capital outstanding at the time of the 2004 Annual General Meeting, and carried out the cancellation of the same and the corresponding capital reduction;

E) At the 2005 Annual General Meeting of Shareholders, it was resolved to extend the share buyback programme, as well as to reduce the share capital by up to 116,648,505 Euros by means of the cancellation of 116,648,505 own shares, the acquisition of which was authorized in said resolution;

F) The deadline fixed for the acquisition of own shares and share capital reduction as so resolved was the 23 December 2005, and it was anticipated that the capital reduction would be limited to the amount corresponding to the acquired own shares cancelled on such date;

G) In this way, up to the above date, 37,628,550 own shares were acquired and cancelled, and the share capital was reduced in the amount of 37,628,550 Euros, and so the initial 10% share buyback programme was completed;

H) The extension of the share buyback programme is now justified, exclusively with a view to completing the acquisition of shares announced by the management body on the 14 September 2004;

I) It is anticipated that, in order to implement the share buyback pertaining to the programme, the Company will be in a position to use solely assets that, according to articles 32 and 33 of the Portuguese Companies Code, could be distributed to the shareholders, and for such reason, bearing in mind the legal regime in force (and notably that, in this instance, the protection of corporate creditors is made otherwise than by judicial authorization), it seems advisable to effect the capital reduction through cancellation of own shares acquired subsequent to the reduction resolution;

J) To the extent imperatively required by subparagraph b), paragraph 2 of article 463 of the Portuguese Companies Code, the Company must create a special reserve in an amount equivalent to the par value of any own shares to be cancelled acquired after this resolution;

K) Under the relevant issue conditions, the capital reduction and the acquisition of own shares related thereto may have an effect, notably a conversion price adjustment, on convertible bonds issued by the Company;

We propose that it be resolved:

1) To reduce the share capital by up to 33,865,695 Euros by means of cancellation of 33,865,695 own shares, with the shares to be cancelled being the shares to be acquired by the Company subsequent to this resolution and with the reduction intended for the special purpose of implementing the share buyback programme and corresponding release of excess capital, and, as such, an additional reduction separate from the reduction under item 11 on the agenda;

2) To approve the acquisition of up to 33,865,695 own shares for implementation of the capital reduction resolution mentioned in 1) above, which acquisition and quantities are in addition to and separate from those referred to in the general resolution on the acquisition and disposal of own shares approved under item 7 on the agenda of this General Meeting, with the terms and conditions of such general resolution applying to the acquisitions herein decided, with the following specific features:

(a) The period of acquisition shall be the one referred to in (4);

(b) The acquisitions shall exclusively be made on a stock exchange, with the exception, as the case may be, of the 15 class A shares referred to in paragraph 3 of this resolution.

3) That, the capital reduction not being limited to a certain class of shares, the shares to be acquired under the foregoing paragraph 2 may include 15 class A shares, in the event that the relevant public shareholding entity(ies) intend to sell them, provided that this is carried out in accordance with the legal provisions applicable to such disposal, in which case the quantity of ordinary shares to be acquired shall be reduced to a number corresponding to the difference between the total number referred to in paragraph 2 and the quantity of class A shares acquired;

4) That, for the acquisitions referred to in paragraphs 2 and 3, a deadline be fixed for the 21 December 2006 (unless the acquisition of the full 33,865,695 shares to be acquired is reached in the meantime), with the total capital reduction being limited to the amount corresponding to the number of own shares acquired and cancelled up to such date;

5) That, the remaining procedural terms of the reduction be established by the Board of Directors, but without prejudice to other matters resulting from the rules in force, namely those referred to in the resolution on own shares approved under item 7 on the agenda, that the Board of Directors shall be bound, with a view to limiting the Board of Directors’ discretionary authority, to observe the following minimum procedures and parameters:

(a) The placement of at least one buy order per week;

(b) A total number of orders in each week of not less than 10% of the average daily trading volume in the 5 immediately preceding stock exchange sessions;

(c) A total number of orders permitting the completion of the acquisition of not less than the amount referred to in paragraph 1 hereof;

6) To approve the creation, to the extent imperatively required by subparagraph b), paragraph 2 of article 463 of the Portuguese Companies Code, of a special reserve equivalent to the par value of the own shares to be cancelled acquired in implementation of this resolution;

7) To approve a possible readjustment of the conversion ratio of the convertible bonds issued by the Company, which issue was approved by a resolution of the General Meeting of Shareholders of the 5 February 2001 and by resolutions of the Board of Directors of the 22 and 29 November 2001, under the terms contained in the conditions for issuance of such bonds, to which this resolution may give rise, to be calculated and implemented by the Board of Directors;

8) That the Board of Directors be authorized to define the timing of implementation of this resolution with the implementation of the resolution under items 10 and 11 on the agenda, with the amount of capital reduction as resolved herein being adjusted in the event the capital increase and/or reduction under the said items has/have already been implemented on the date of implementation of this resolution;

9) That, should the share capital increase or reduction under the above-mentioned items be concluded prior to the implementation of this resolution, the Board of Directors shall only implement the share capital reduction resolved under this item at a time that assures the compliance by the Company with the provisions of article 349 of the Portuguese Companies Code;

10) To modify, as a result of the resolved capital reduction and with effect as of the respective date, paragraphs 1 and 2, subparagraph a) of article 4 of the Articles of Association, which shall read as follows:

“ARTICLE FOUR
Share Capital

1. The share capital shall be one thousand ninety-four million, nine hundred ninety thousand eight hundred and five Euros, fully paid up.

2. The share capital shall be represented by one thousand ninety-four million, nine hundred ninety thousand eight hundred and five shares with a par value of one Euro each, with the following distribution:

(a) one thousand ninety-four million, nine hundred ninety thousand three hundred and five ordinary shares;
(b) (…)”;

11) That the wording of paragraphs 1 and 2, subparagraph a) of article 4 of the Articles of Association of the Company (and, if applicable, subparagraph b), paragraph 2, should the situation foreseen in 3) above take place) as now approved be deemed automatically and proportionally adjusted in the event the capital reduction as actually implemented is lesser, as well as in the event the capital increase and/or reduction under items 10 and 11 on the agenda has/have already been implemented on the date of implementation of this resolution.

Lisbon, 6 March 2006

The Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

21 April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 ON THE AGENDA:
(PROPOSAL II)

(To resolve on a possible share capital reduction, namely a reduction of up to 33,865,695 Euros, for the purpose of releasing excess capital in connection with the continuation of the share buyback programme, by means of cancellation of up to 33,865,695 own shares to be acquired as a result of the implementation of a resolution, as well as on related reserves, reflecting the reduction in outstanding convertible bonds issued by the Company, and on the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association)

Whereas:

A) The capital reduction resolution passed by this Meeting within the framework of this item on the agenda;

B) The Company has entered into and has derivative agreements in force that may result in the acquisition of own shares;

C) Such an acquisition could be of corporate interest and may contribute to facilitate or complete the implementation of the capital reduction;

D) Such contribution should be limited, however, to shares whose original acquisition from the shareholders took place on a stock exchange;

We propose that it be resolved, in addition to and separate from the share capital reduction resolution approved by this General Meeting within the framework of this item on the agenda, the following:

Any acquisitions to be made in order to implement the capital reduction resolution may, to facilitate or complete the resolved reduction, further include, to the extent permitted by law, the acquisition by the Company of own shares from other parties to derivative agreements providing for the acquisition of own shares, namely Banco Santander, ABN Amro and Socíeté Generale, but at all times, in addition to observance of the applicable legal provisions, limited to a number of shares not exceeding the number of shares originally acquired on a stock exchange by the relevant other party.

Lisbon, 6 March 2006

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.